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                                  EXHIBIT 18

                  Letter Regarding Change of Accounting Method
















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                                 August 6, 1997



Mr. Don Breen
CEO and CFO
Brothers Gourmet Coffees, Inc.
Boca Raton, Florida

Dear Sir:

Note 2 of the Notes to Condensed Consolidated Financial Statements of Brothers Gourmet Coffees, Inc. included in its Quarterly Report on Form 10-Q for the quarter ended June 27, 1997 describe a change in policy for accounting for certain inventories from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method. You have advised us that you believe that the change in method of accounting for certain inventories from LIFO to FIFO is to a preferable method in your circumstances because due to recent operating losses and demands on liquidity, users of the Company's financial statements are more interested in the Company's financial position; the FIFO method provides a better matching of current costs and revenues; and the FIFO method is the predominant method used by the Company's competitors and peer group.

There are no authoritative criteria for determining a "preferable" method of costing inventories based on particular circumstances; however, we conclude that the change in the method of accounting for inventories from LIFO to FIFO is an acceptable alternative method which, based on your business judgment to make these changes for the reasons cited above, are preferable in your circumstances. We have not conducted an audit in accordance with generally accepted auditing standards of any financial statements of the Company as of any date or for any period subsequent to December 27, 1996, and therefore we do not express any opinion on any financial statements of Brothers Gourmet Coffees, Inc. subsequent to that date.

                         Very truly yours,



                         /s/ Ernst & Young LLP